September 21, 2005


Mr. David H. Brett
President and Chief Executive Officer
Cusac Gold Mines Ltd.
911-470 Granville Street
Vancouver, B.C. V6C 1V5

	Re:	Cusac Gold Mines Ltd.
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed July 14, 2005
		File No. 000-13548


Dear Mr. Brett:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

General

1. Please include page numbers throughout all filings to expedite communications.




Cover

2. The cover of your 20-F indicates you have enclosed the annual report for the fiscal year ended December 31, 2002. Please amend the document to include the appropriate date of the financial statements included in the filing.

Consolidated Statements of Cash Flows, page 6

3. You present amounts labeled "Resource property exploration qualified as flow-through expenditure" as reconciling items in calculating cash used in operating activities. Please expand your disclosure on page 10 to explain the reasons these amounts are added back to net loss. Identify the corresponding characterization on your Statements of Operations, and the non-cash transactions to which these relate. It should be clear how you have met your obligations under flow-through share arrangements without expending cash.

4. The amounts identified as "Share capital and subscriptions received, net" as part of Financing Activities, does not agree with the amounts identified as cash received from shares issued in Note 7, page 15. Please reconcile these amounts and include appropriate disclosure in the filing as to why the amounts differ.

Note 2 - Long-term Investments and Advances, page 12

5. It appears that you wrote down the value of your investment in ClearFrame Solutions Inc. by $135,310. Please expand your disclosure to include the reasons for the write-down so that it is clear why you believe the decline in value was permanent. Also disclose the number of shares underlying your investments at each balance sheet date and the method of estimating the value of those shares.

6. Since you disclose that you received 1,500,000 shares of ClearFrame as collateral for your $75,000 loan in 2004, and because you then sold those shares to management and directors of ClearFrame, it would be appropriate for you to also disclose whether you accepted the shares as payment for the loan, or if you are obligated to return the shares if ClearFrame is able to deliver $75,000 in cash at some future date. Tell us the reasons management and directors of ClearFrame arranged to purchase the shares from you rather than directly from the company they oversee. Explain your role in negotiating the arrangement, describe any relationships between your management and directors and those of ClearFrame, and any benefit imparting to the individuals involved.

7. We note your disclosure stating that subsequent to December 31, 2004 you were loaned 750,000 shares of ClearFrame Solutions Inc. from two directors. Revise your disclosure to (i) clarify whether these are your directors or those of ClearFrame; (ii) explain the business purpose of accepting a loan in the form of shares, (iii) describe the underlying economics of the loan arrangement, and (iv) set forth your intentions for holding the loaned shares (e.g. describe the conditions under which you will return the shares).

Note 4 - Resource Properties, page 14

8. We note the amount capitalized for the Table Mountain Mine of $2,211,569 has not changed since prior to 2001, which appears to correspond with your policy discussion on page 8, stating that abandoned claims and inactive properties are carried at costs. You appear to also report the full balance of this item for U.S. GAAP purposes. Please send us the impairment analyses that you conducted in determining that no adjustment was necessary to comply with SFAS
144, for each period presented.

Note 13 - Differences Between Canadian and United Stated Generally Accepted Accounting Principles, page 23

9. Under Item 17 (c)(2)(iii) of Form 20-F, you are required to provide either a statement of cash flows prepared in accordance with
US GAAP, or furnish a quantified description of the material differences between Canadian and US GAAP. Please revise your document to comply with the Item 17 instructions.

Certifications

10. Under Item 19 of Form 20-F you are required to provide the certifications specified in Rule 13a-14(a) and (b) or Rule 15d-
14(a)
and (b) of the Exchange Act as exhibits to the Form 20-F. Please comply with your reporting obligations.


Engineering Comments

General

11. You utilize a significant amount of technical terminology that the average investor probably is not familiar with. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions in a glossary for technical terms that cannot be adequately defined in the text.

12. For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

* A description of any work completed on the property and its` present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of the property has incurred to date and planned future costs.
* The source of power and water that can be utilized at the property.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms
/industry.htm#secguide7.

13. The filing refers to mines and other mineral properties that exist in the area of the company`s property. This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on the company`s property.

Currency and Exchange Rates

14. The average Canadian to US dollar exchange rate for the year
2001
appears to be in error as it is outside the range of the high and low presented. Please review your information and correct if necessary.

Regional Geology

15. This section beginning with the regional geology appears to be a technical report that contains far more detail than is necessary and utilizes a great deal of technical language, to which the average investor is not familiar. A totally rewritten and non-technical summary written at the level of the average investor would be appreciated. Summarize this information and otherwise revise it to provide information that has a direct bearing on your properties, and make it understandable to the average shareholder as follows:

* Present information in clear, concise sections, paragraphs, and sentences easily understandable to the average reader.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology.
* Use descriptive headings and subheadings.
* Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

Table 2 - Historical Mineral Reserve Estimates

16. The table of historical reserve estimates includes mineralized material that does not appear to be economic due to the "Main" mine closure and the East Bain vein has been re-estimated elsewhere in the filing. Remove the Main and Bain historical estimates from the filing.

Historical Background

17. The filing refers to drill indicated reserves for the Bain veins that were estimated in 1993 and reported by Westeervelt. If these reserve/resource estimates are also reported elsewhere in the filing, remove the duplicated estimates. Restate these reserve estimates as required by Industry Guide 7. Resource/reserve estimates that do not conform to CIM standards and guidelines do not meet the requirements of Industry Guide 7.

Table 3 - East Bain Vein Resource Calculation

18. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.
This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources.
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral
Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

19. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Disclose the cutoff grade used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

Director and Officers

20. Disclose:
* The person`s technical qualifications and business experience during the past five years.
* The approximate percent of their time that the officers worked on affairs of your company this last year.
* Other significant responsibilities that they currently have with other companies.


Technical Report

21. Remove the technical report attached as an exhibit.  Industry
Guide 7 specifically prohibits technical studies being attached to SEC filings.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact George K. Schuler, Mining Engineer, at (202) 551-
3718
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. David H. Brett
Cusac Gold Mines Ltd.
September 21, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010